AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594
www.amerisourcebergen.com
Phone 610.727.7000

FOIA CONFIDENTIAL TREATMENT REQUEST
March 27, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:                                         Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:                             AmerisourceBergen Corporation

Form 10-K for the Fiscal Year Ended September 30, 2014

Filed November 25, 2014

Response dated March 9, 2015

File No. 001-16671

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 17, 2015 (the “Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended September 30, 2014 (the “2014 Form 10-K”) of AmerisourceBergen Corporation (the “Registrant” or “Company”).

We have reproduced the comments contained in the Comment Letter and have set forth the Company’s response below the text of each comment.

Form 10-K for the Year Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

Year ended September 30, 2014 compared with Year ended September 30, 2013, page 24

Gross Profit, page 25

1.                                      We note in your response to comment two of our letter dated February 24, 2015 that you believe the effect of changes in the allowance for sales returns is immaterial to gross profit.  Please quantify for us the effect of the fiscal 2014 and first quarter 2015 changes that are included in your gross profit, and further explain to use why you believe these are immaterial to gross profit and do not require separate disclosure to quantify the effects.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.

United States Securities and Exchange Commission

March 27, 2015

Alternatively, confirm that you will include such disclosure in future filings, to the extent the effects are significant, and provide us with your draft disclosure based on the effect of the fiscal 2014 and first quarter 2015 changes.

Response:

Our customer gross profit margin on sales in the Pharmaceutical Distribution segment was [***] percent in fiscal 2014 and the first quarter of fiscal 2015.  Accordingly, we recorded no impact to gross profit for fiscal 2014 and the first quarter of 2015 relating to sales returns, because the amounts were immaterial.  Our allowance for sales returns was revised by recording an adjustment to revenue, cost of goods sold, merchandise inventories, and accounts receivable by the same dollar amount.  Our customer sales returns policy generally allows customers to return products only if the products can be resold at full value or returned to suppliers for full credit.  Therefore, there is no economic or accounting loss on returned products.

*                                                                                         *                                                                                         *

In connection with the Commission’s request in the Comment Letter that the Company provide a statement containing certain acknowledgements, the Company acknowledges that:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 727-7185 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

/s/ Tim G. Guttman

Tim G. Guttman
Executive Vice President and
Chief Financial Officer

cc:	Joanna Lam
John Archfield

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.